Exhibit 12

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Year Ended December 31,
amounts in millions, except fixed charges ratios	2012	2011	2011	2010	2009	2008	2007
Earnings:
Income before income taxes and noncontrolling interests	$523.2	$499.4	$839.8	$714.4	$646.2	$729.8	$1,122.0
Add:
Fixed charges (see below)	42.0	53.0	101.7	85.3	70.2	96.3	85.2
Amortization of capitalized interest	0.4	0.1	0.2	0.2	0.1	0.1	—
Less:
Capitalized interest	(0.1)	1.4	3.1	1.8	1.5	1.1	1.1

Earnings	$565.7	$551.1	$938.6	$798.1	$715.0	$825.1	$1,206.1

Fixed charges:
Interest expense on borrowings (1)	$32.8	$32.7	$65.5	$52.2	$45.5	$60.0	$40.7

Interest expense (income), net on unrecognized tax benefits and other tax-related liabilities (2)	(3.5)	7.0	8.7	7.7	(1.6)	13.7	21.5
Interest capitalized	(0.1)	1.4	3.1	1.8	1.5	1.1	1.1
Estimated interest portion of rental expense (3)	12.8	11.9	24.4	23.6	24.8	21.5	21.9

Total fixed charges	$42.0	$53.0	$101.7	$85.3	$70.2	$96.3	$85.2

Ratio of earnings to fixed charges	13.5	10.4	9.2	9.4	10.2	8.6	14.2

(1)	Amounts are net of gains and losses on certain interest rate swaps that the Company utilizes to mitigate interest rate risk on its borrowings.
(2)	Represents net interest expense (income) related to unrecognized tax benefits and other tax-related liabilities. There may be periods whereby interest expense may be wholly or partially offset by reductions in accrued interest due to the completion of tax audits or updates to our tax positions which could results in the reversal of accrued interest.
(3)	Represents one third of rent expense which is our estimate of the interest component of rent expense.